POLICYHOLDER NOTICE

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91222 (9/16)

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-365-41-87	REPLACEMENT OF POLICY NUMBER: 01-423-59-53

INVESTMENT COMPANY BLANKET BOND

Bond No.01-365-41-87

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):

Brighthouse Funds Trust I and Brighthouse Funds Trust II

Principal Address

One Financial Center, 21st Floor

Boston, MA 02111

Item 2.	Bond Period: from 12:01a.m. 06/01/2020 to 12:01a.m. 06/01/2021 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$10,000,000	$0
Insuring Agreement (B)-AUDIT EXPENSE	$100,00	$2,500
Insuring Agreement (C)-ON PREMISES	$10,000,000	$50,000
Insuring Agreement (D)-IN TRANSIT	$10,000,000	$50,000

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Insuring Agreement (E)-FORGERY OR ALTERATION	$10,000,000	$50,000
Insuring Agreement (F)-SECURITIES	$10,000,000	$50,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$10,000,000	$50,000
Insuring Agreement (H)-STOP PAYMENT	$50,000	$5,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000

Optional Insuring Agreements and Coverages:
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$10,000,000	$50,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$1,000,000	$50,000
Insuring Agreement (L)-AUTOMATED PHONE SYSTEMS	$100,000	$10,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.

Offices or Premises Covered—Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the lnsured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17

Item 6.

The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 1-423-59-53 such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	Premium: $39,861

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IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY
National Union Fire Insurance Company of Pittsburgh, Pa.	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

AON RISK INSURANCE SERVICES WEST, INC.

425 MARKET STREET SUITE 2800

SAN FRANCISCO, CA 94105

1418455

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National Union Fire Insurance Company of Pittsburgh, Pa.                        ®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any

Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)	Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the lnsured’s offices covered under this bond caused by Larceny or theft in, or by burglary,

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robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)

loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the lnsured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or

(b)	forged as to the signature of any maker, drawer, issuer, endorser,

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assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)

through the lnsured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.

If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.

If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

8.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the lnsured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers the rein. At the Underwriter’s election the Insured shall perm it the Underwriter to conduct the defense of such suit or legal proceeding, in the lnsured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the lnsured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

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THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in his bond, shall have the respective meanings stated in this Section:

(a)   “Employee” means:

(1)	any of the lnsured’s officers, partners, or employees, and

(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and / or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

a)	an investment advisor,

b)	an underwriter (distributor),

c)	a transfer agent or shareholder accounting record-keeper, or

d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this

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bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

“Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and / or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the lnsured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.
(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the lnsured’s collection procedures have failed.

SECTION 2.	EXCLUSIONS THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or

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unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the lnsured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(I)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the lnsured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4.	LOSS NOTICE PROOF-LEGAL PROCEEDINGS

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This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the lnsured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.	VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.	VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7.	LOST SECURITIES

41206 (9/84)	8	© All rights reserved.

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8.	SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.	NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one

41206 (9/84)	9	© All rights reserved.

loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Under writer. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory

41206 (9/84)	10	© All rights reserved.

Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b)

as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14.	RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium there for.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the lnsured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the lnsured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15.	CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the lnsured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in

41206 (9/84)	11	© All rights reserved.

excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured‘s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)

the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities

41206 (9/84)	12	© All rights reserved.

owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18 . CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

41206 (9/84)	13	© All rights reserved.

ENDORSEMENT#    1

This endorsement, effective 12:01 am June 1, 2020 forms a part of

policy number    01-365-41-87

issued to    Brighthouse Funds Trust I and Brighthouse Funds Trust II

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.

Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c-claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750 .

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)

“Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 001

99758 (8/08)	Page 1 of 1

ENDORSEMENT#    2

This endorsement, effective at 12:01 am June 1, 2020 forms a part of

Policy number    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC” ).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 002

119679 (9/15)	Page 1 of 1

ENDORSEMENT#        3

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRIME COVERAGE RIDER

(ICBB VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.

All the terms and conditions of the Investment Company Blanket Bond, Form No. 41206 (09/84), shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2.	Item 3 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages section:

	Limit of Liability	Deductible
(CC-1) Computer Systems Fraud	$10,000,000	$50,000
(CC-2) Data Processing Service Operations	Not Covered	Not Covered
(CC-3) Voice Initiated Transfer Fraud	$10,000,000	$50,000
(CC-4) Telefacsimile Transfer Fraud	$10,000,000	$50,000
(CC-5) Destruction of Data or Programs by Hacker	$10,000,000	$50,000
(CC-6) Destruction of Data or Programs by Virus	$10,000,000	$50,000
(CC-7) Voice Computer Systems Fraud	$10,000,000	$50,000

3.	The Declarations page is hereby amended by adding the following after Item 6 thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $50,000.

© All rights reserved.
END 003

135055 (12/19)

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $50,000.

4.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(CC-1)	Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)

change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

© All rights reserved.
END 003

135055 (12/19)	2

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DATA PROCESSING SERVICE OPERATIONS

(CC-2)	Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(CC-3)

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in

© All rights reserved.
END 003

135055 (12/19)	3

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)

if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(CC-4)

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)	purports and reasonably appears to have originated from:

(a)	a Customer of the Insured,

(b)	another financial institution, or

© All rights reserved.
END 003

135055 (12/19)	4

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)	contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(CC-5)

Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

Special Condition: Under this Insuring Agreement, a single “Loss” shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.”

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

© All rights reserved.
END 003

135055 (12/19)	5

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(CC-6)

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, a single “Loss” consists of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.”

VOICE COMPUTER SYSTEM FRAUD

(CC-7)

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the lnsured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by:

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)

failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

© All rights reserved.
END 003

135055 (12/19)	6

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

Special Condition: Under this Insuring Agreement, a single “Loss” consists of loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5.	GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER-NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS - CONSOLIDATION,

MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

A.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)

has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i)

give the Underwriter written notice within 60 days of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

© All rights reserved.
END 003

135055 (12/19)	7

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

6.

Solely for the coverage provided by this rider, in Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond, definition (b) “Property” is hereby amended to include Electronic Data and Computer Programs.

7.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is hereby amended by adding the following definitions to the end thereof:

(i)

“Account Code” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System.

(ii)

“Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

(iii)	“Computer System” means:

(1)	computers with related peripheral components, including storage components wherever located;

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

(iv)

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

© All rights reserved.
END 003

135055 (12/19)	8

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(iv)	“Funds” means Money on deposit in an account.

(v)

“Restoration Costs” means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs.

(vi)

“System Administration” means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor.

(vii)

“System Maintenance” means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof.

© All rights reserved.
END 003

135055 (12/19)	9

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(viii)

“System Password” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities.

(ix)

“Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

(x)

“Tested” means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

(xi)	“Uncertificated Security” means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in securities, exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(xii)

“Voice Computer System” means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following exclusions to the end thereof:

THIS BOND DOES NOT COVER:

© All rights reserved.
END 003

135055 (12/19)	10

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)

loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)

loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv)

loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v)

loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

(vii)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

© All rights reserved.
END 003

135055 (12/19)	11

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(x)	loss resulting directly or indirectly from:

(1)	written instructions or advices, or

(2)

telegraphic or cable instructions or advices; unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)

loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:

(a)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

(b)	failure or breakdown of electronic data processing media; or

(c)	error or omission in programming or processing;

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the lnsured’s Voice Computer System;

(xvi)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

© All rights reserved.
END 003

135055 (12/19)	12

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)

loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

(xxv)	loss as a result of a threat:

(1)	to do bodily harm to any person;

(2)	to do damage to the premises or property of the Insured; or

(3)	to Computer Systems operations.

9.

Solely for the coverage provided by this rider, Section 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following to the end thereof:

It is further understood and agreed that:

(i)

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required; and

© All rights reserved.
END 003

135055 (12/19)	13

ENDORSEMENT#        3        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(ii)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 003

135055 (12/19)	14

ENDORSEMENT#        4

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

SECTION 13. TERMINATION AMENDED

(ENHANCED 90 DA VS NOTICE PERIODS)

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following:

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured (other than a registered management investment company) immediately upon the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated tor any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of

© All rights reserved.
END 004

133034 (06/19)

ENDORSEMENT#        4        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to each Investment Company named as Insured, or

(b)

as to any Employee ninety (90) days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to each Investment Company named as Insured.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 004

133034 (06/19)	2

ENDORSEMENT#        5

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL NAMED INSURED RIDER

In consideration of the premium charged, it is hereby understood and agreed that:

1.	In Item 1 of the Declarations page, the section entitled “Name of Insured (herein called Insured),” is amended to include the following at the end thereof:

AB Global Dynamic Allocation Portfolio

Allianz Global Investors Dynamic Multi-Asset Plus Portfolio

American Funds® Balanced Allocation Portfolio

American Funds® Growth Allocation Portfolio

American Funds® Growth Portfolio

American Funds® Moderate Allocation Portfolio

AQR Global Risk Balanced Portfolio

Baillie Gifford International Stock Portfolio

BlackRock Bond Income Portfolio

BlackRock Capital Appreciation Portfolio

BlackRock Global Tactical Strategies Portfolio

BlackRock High Yield Portfolio

BlackRock Ultra-Short term Bond Portfolio

Brighthouse/Aberdeen Emerging Markets Equity Portfolio (formerly Met/Aberdeen Emerging Markets Equity Portfolio)

Brighthouse/Artisan International Portfolio (formerly Met/Artisan International Portfolio)

Brighthouse/Artisan Mid Cap Value Portfolio (formerly Met/Artisan Mid Cap Value Portfolio)

Brighthouse Asset Allocation 20 Portfolio (formerly MetLife Asset Allocation 20 Portfolio)

Brighthouse Asset Allocation 40 Portfolio (formerly MetLife Asset Allocation 40 Portfolio)

Brighthouse Asset Allocation 60 Portfolio (formerly MetLife Asset Allocation 60 Portfolio)

Brighthouse Asset Allocation 80 Portfolio (formerly MetLife Asset Allocation 80 Portfolio)

Brighthouse Asset Allocation 100 Portfolio (formerly MetLife Asset Allocation 100 Portfolio)

Brighthouse Balanced Plus Portfolio (formerly MetLife Balanced Plus Portfolio)

Brighthouse/Dimensional International Small Company Portfolio (formerly Met/Dimensional International Small Company Portfolio)

© All rights reserved.
END 005

127423 (11/17)

ENDORSEMENT#        5        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

Brighthouse/Eaton Vance Floating Rate Portfolio (formerly Met/Eaton Vance Floating Rate Portfolio)

Brighthouse/Franklin Low Duration Total Return Portfolio (formerly Met/Franklin Low Duration Total Return Portfolio)

Brighthouse Small Cap Value Portfolio (formerly MetLife Small Cap Value Portfolio)

Brighthouse/Templeton International Bond Portfolio (formerly Met/Templeton International Bond Portfolio)

Brighthouse/Wellington Balanced Portfolio (formerly Met/Wellington Balanced Portfolio)

Brighthouse/Wellington Core Equity Opportunities Portfolio (formerly Met/Wellington Core Equity Opportunities Portfolio)

Brighthouse/Wellington Large Cap Research Portfolio (formerly Met/Wellington Large Cap Research Portfolio)

Clarion Global Real Estate Portfolio

ClearBridge Aggressive Growth Portfolio

Frontier Mid Cap Growth Portfolio

Harris Oakmark International Portfolio

Invesco Balanced - Risk Allocation Portfolio

Invesco Comstock Portfolio

Invesco Mid Cap Value Portfolio

Invesco Small Cap Growth Portfolio

Jennison Growth Portfolio

JPMorgan Core Bond Portfolio

JPMorgan Global Active Allocation Portfolio

JPMorgan Small Cap Value Portfolio

Loomis Sayles Global Markets Portfolio

Loomis Sayles Small Cap Core Portfolio

Loomis Sayles Small Cap Growth Portfolio

MetLife Aggregate Bond Index Portfolio (formerly Barclays Aggregate Bond Index Portfolio)

MetLife Mid Cap Stock Index Portfolio

MetLife Multi-Index Targeted Risk Portfolio

MetLife MSCI EAFE© Index Portfolio (formerly MSCI EAFE© Index Portfolio)

MetLife Russell 2000© Index Portfolio (formerly Russell 2000© Index Portfolio)

MetLife Stock Index Portfolio

MFS® Research International Portfolio

MFS® Total Return Portfolio

MFS® Value Portfolio

MFS Value Portfolio II (Formerly BlackRock Large Cap Value Portfolio)

© All rights reserved.
END 005

127423 (11/17)	2

ENDORSEMENT#        5        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

Morgan Stanley Mid Cap Growth Portfolio

Neuberger Berman Genesis Portfolio

Oppenheimer Global Equity Portfolio

PanAgora Global Diversified Risk Portfolio

PIMCO Inflation Protected Bond Portfolio

PIMCO Total Return Portfolio

Pyramis® Government Income Portfolio

Pyramis® Managed Risk Portfolio

Schroders Global Multi-Asset Portfolio

SSgA Growth and Income ETF Portfolio

SSgA Growth ETF Portfolio

T. Rowe Price Large Cap Growth Portfolio

T. Rowe Price Large Cap Value Portfolio

T. Rowe Price Mid Cap Growth Portfolio

T. Rowe Price Small Cap Growth Portfolio

TCW Core Fixed Income Portfolio

Van Eck Global Natural Resources Portfolio

Wells Capital Management Mid Cap Value Portfolio (formerly Goldman Sachs Mid Cap Value Portfolio)

Western Asset Management Strategic Bond Opportunities Portfolio

Western Asset Management U.S. Government Portfolio

2.	Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 005

127423 (11/17)	3

ENDORSEMENT#        6

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES COVERAGE

In consideration of the premium charged, it is agreed that:

1.	The following Insuring Agreement is added to this bond:

(US) UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of someone other than a person whose name and signature is on file with the Insured as a signatory on such account.

It shall be a condition precedent to the lnsured’s right of recovery under this UNAUTHORIZED SIGNATURES Insuring Agreement that the Insured shall have on file the signatures of all persons who are signatories on such account.

2.	The “Optional Insuring Agreements and Coverages” section of Item 3 of the Declarations of this bond is amended by adding the following at the end thereof:

	Limit of Liability	Deductible
Insuring Agreement (US) - UNAUTHORIZED SIGNATURES	$1,000,000	$50,000

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 006

127425 (11/17)

ENDORSEMENT#        7

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIMS EXPENSE COVERAGE RIDER

In consideration of the premium charged, it is hereby understood and agreed that:

1.	The bond is amended by adding the following Insuring Agreement:

(CE)	CLAIMS EXPENSE

Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, G, H and I and any other valid coverage added by rider, which loss exceeds the applicable Deductible Amount. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter’s maximum liability for such expenses paid by the Insured under this Insuring Agreement in preparing any one such claim for a covered loss shall be limited to $100,000. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a Deductible Amount of $10,000 for each and every loss.

2.	Solely for the purpose of the coverage afforded by Insuring Agreement (CE), in Section 2. EXCLUSIONS, paragraph (k) of the CONDITIONS AND LIMITATIONS section is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 007

132741 (05/19)

ENDORSEMENT#        8

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

(DISCOVERY OF LOSS)

It is agreed that:

1.

Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the bond is amended by deleting the paragraph thereof beginning with the words “Discovery occurs when the Insured” in its entirety and replacing it with the following:

Discovery occurs when the Risk Management Department and/or Law Department of Metlife, Inc.:

(a)	becomes aware of facts, or

(b)

receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 008

132740 (05/19)

ENDORSEMENT#        9

This endorsement, effective at 12:01 am June 1, 2020 forms a part of

Policy number    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY

(RETURN PRO RATA)

Wherever used herein: (1) “Policy” means the policy or bond to which this endorsement or rider is made part of; (2) “Insurer” means the “Insurer,” “Underwriter,” “Company” or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) “Named Entity” means the “Named Entity,” “Named Corporation,” Named Organization,” “Named Sponsor,” “Named Insured,” “First Named Insured,” “lnsured’s Representative,” “Policyholder” or equivalent term stated in Item 1 of the Declarations; and (4) “Period” means the “Policy Period,” “Bond Period” or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 009

101036 (4/09)	Page 1 of 1

ENDORSEMENT#        10

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CENTRAL HANDLING OF SECURITIES AMENDED

(ANY DEPOSITORY USED BY THE NAMED INSURED(S))

It is agreed that:

1.	The first paragraph of Section 15. CENTRAL HANDLING OF SECURITIES of the CONDITIONS AND LIMITATIONS of this bond is deleted in its entirety and replaced with the following:

Securities included in the systems for the central handling of securities established and maintained by any depositories used by the named lnsured(s), hereinafter called Corporations, to the extent of the lnsured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 010

128754 (03/18)

ENDORSEMENT#        11

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)	FIDELITY

Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or not the Insured is liable thereof.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; or

(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

by the insured and all transactions creating a creditor relationship in favor of the

The word “Loan” as used in this Insuring Agreement means all extension of credit Insured and all transactions by which the Insured assumes an existing creditor relationship.

© All rights reserved.
END 011

131545 (01/19)

ENDORSEMENT#        11        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 011

131545 (01/19)	2

ENDORSEMENT#        12

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

GENERAL AGREEMENT A AMENDED RIDER

(ACQUISITION THRESHOLD—VARIABLE)

It is agreed that:

1.	General Agreement A. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, OR MERGER-NOTICE of the GENERAL AGREEMENTS Clause is amended by adding the following to the end thereof:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

(a)

the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than 15% percent of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b)	the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;

(c)

the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

(d)

the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 4 of the Declarations during the preceding three (3) years.

2.	Any newly created entities, which are majority owned or management controlled by the Insured, shall be automatically covered hereunder from their date of incorporation.

3.

Coverage under this bond shall apply to loss discovered during the bond period but which was sustained, prior to the sale date, by entities sold by the Insured. This coverage applies for a period of one (1) year from the date of the entity’s sale, but not extending beyond the termination or cancellation of the bond, provided,

© All rights reserved.
END 012

128869 (04/18)

ENDORSEMENT#        12        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

however, that the Insured is legally liable for such loss. Coverage afforded hereunder is excess over any valid and collectible insurance obtained by one other than the Insured.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 012

128869 (04/18)	2

ENDORSEMENT#        13

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

(ICBB VERSION, UPDATED CARVEBACK)

It is agreed that:

1.

Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i)	confidential or non-public; or

(ii)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of money, securities or tangible property covered under this bond that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 013

136224 (04/20)

ENDORSEMENT#        14

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 014

113022 (10/12)

ENDORSEMENT#        15

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

IMPERSONATION FRAUD

(FRAUDULENTLY-INDUCED PAYMENT COVERAGE)

This endorsement modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

It is agreed that the policy is hereby amended as follows:

1.	The INSURING AGREEMENTS Clause is amended to include the following at the end thereof:

FRAUDULENTLY-INDUCED PAYMENT COVERAGE

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account in reliance upon Fraudulently-Induced lnstruction(s).

2.	Solely for purposes of this endorsement, the following definitions shall apply:

“Fraudulently-Induced Instruction” means any instruction communicated to an Insured for the purpose of directing or transferring Insured Funds and/or updating vendor bank account information that were communicated by:

a.

a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or other Employee-or by an individual acting in collusion with such person purporting to be a director, officer, partner, member, sole proprietor or other Employee, or

b.

a person purporting to be an employee of a vendor that has a legitimate pre-existing arrangement or written agreement to provide goods or services to the Insured-or by an individual acting in collusion with such person purporting to be a vendor employee; provided, however, Fraudulently-Induced Instruction shall not include any such instruction transmitted by an actual vendor employee who was acting in collusion with any third party in submitting such instruction

© All rights reserved.
END 015

129287 (05/18)

ENDORSEMENT#        15        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

but which instructions were not actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured or by an employee of a vendor;

“Funds” means Money on deposit in an account with a credit balance.

“Money” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

3.	Item 3 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages:

	Limit of Liability	Deductible
Fraudulently Induced Payment Coverage	$250,000	$50,000

5.	Solely for purposes of this endorsement, the following exclusion shall apply:

The coverage afforded by this endorsement does not apply to any loss occurring prior to 6/1/2018.

6.	Solely for purposes of this endorsement, Section 2., EXCLUSIONS, of the General Agreements is amended by adding the following additional exclusion to the end thereof:

(IF-1)	loss caused by an Employee, except when covered under the Fraudulently Induced Payment Coverage Insuring Agreement and resulting directly from unintentional acts of the Employee.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 015

129287 (05/18)	2

ENDORSEMENT#        16

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

FRAUDULENT TRANSFER INSTRUCTIONS COVERAGE

In consideration of the premium charged, it is agreed that:

1.	The following Insuring Agreement is added to this bond:

(FTI)	FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1)	The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)	such Customer,

(b)	an Employee acting on instructions of such Customer; or

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)	The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)	The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)	The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)

For any transfer exceeding the Verification Threshold Amount set forth below, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the lnsured’s Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)	The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

The Verification Threshold Amount applicable to this FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement is: $10,000,000.

© All rights reserved.
END 016

127417 (11/17)

ENDORSEMENT#        16        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Solely with respect to the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement, the following definitions shall apply:

(FTl-1)	“Certificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(i)	represented by a written instrument issued in bearer or registered form;

(ii)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(iii)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(FTl-2)

“Customer” means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.

It shall be a condition precedent to coverage under the FRAUDULENT TRANSFER INSTRUCTIONS Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(FTl-1)

loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(FTl-2)

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(i)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

© All rights reserved.
END 016

127417 (11/17)	2

ENDORSEMENT#        16        (Continued)

This endorsement, effective at 12:01 AM June 01, 2020 forms a part of

Policy number:    01-365-41-87

Issued to: Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

(ii)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.	The “Optional Insuring Agreements and Coverages” section of Item 3 of the Declarations of this bond is amended by adding the following at the end thereof:

	Limit of Liability	Deductible
Insuring Agreement (FTI)- FRAUDULENT TRANSFER INSTRUCTIONS	$10,000,000	$50,000

6.	Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 016

127417 (11/17)	3

ENDORSEMENT#        17

This endorsement, effective at 12:01 am June 01, 2020 forms a part of

Policy number:    01-365-41-87

issued to Brighthouse Funds Trust I and Brighthouse Funds Trust II

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND DECLARATIONS
41206	09/84	Investment Company Blanket Bond guts
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
135055	12/19	COMPUTER CRIME COVERAGE RIDER
133034	06/19	SECTION 13. TERMINATION AMENDED
127423	11/17	ADDITIONAL NAMED INSURED RIDER
127425	11/17	UNAUTHORIZED SIGNATURES COVERAGE
132741	05/19	CLAIMS EXPENSE COVERAGE RIDER
132740	05/19	AMEND SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS
101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
128754	03/18	CENTRAL HANDLING OF SECURITIES AMENDED
131545	01/19	AMENDED FIDELITY AGREEMENT
128869	04/18	GENERAL AGREEMENT A AMENDED RIDER
136224	04/20	PROTECTED INFORMATION EXCLUSION
113022	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
129287	05/18	IMPERSONATION FRAUD
127417	11/17	FRAUDULENT TRANSFER INSTRUCTIONS COVERAGE
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.
END 017

78859 (10/01)	Page 1 of 1

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh. Pa.

Reported under Policy/Bond Number: 01-365-41-87              Date:

Type of Coverage: D&O             E&O                 Fidelity             (complete the Fidelity Supplemental on the next page)

lnsured’s Name, as given on Policy Declarations (Face Page):

Brighthouse Funds Trust I and Brighthouse Funds Trust II

Contact Person:

Title:

Phone: (                                                                                               Ext

eMail:                                                                                                                               @

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker / Agent: AON RISK INSURANCE SERVICES WEST. INC.

Address: 425 MARKET STREET. SUITE 2800

Address: SAN FRANCISCO. CA 94105

Contact: DAVID GORDON                                                                               Phone:

eMail: david.b.gordon@aon.com

Send Notice of Claims to:	AIG	Phone: (888) 602- 5246
	Financial Lines Claims	Fax: (866) 227- 1750
	P.O. Box 25947	Email: c- Claim@AIG.com
Shawnee Mission, KS 66225

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number: 01-365-41-87

Date of Discovery:	Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery / Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims To:	AIG	Phone: (888) 602-5246
	Financial Lines Claims	Fax: (866) 227-1750
	P.O. Box 25947	Email: c- Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

EXCESS STANDARD INVESTMENT COMPANY

BINDER

EXCESS QUOTE #: 420654-2	Policy #: BFIV-45000438-25

PRODUCER:	UNDERWRITER:
David Gordon Aon Risk Insurance Services West, Inc. 425 Market St Ste 2800 San Francisco, CA 94105-2490 (415) 486-7243	Cheryl Yorio Berkley Crime 725 S Figueroa St, Suite 2200 Los Angeles, CA 90017

ISSUING COMPANY:	RATING INFORMATION:
Berkley Regional Insurance Company 475 Steamboat Rd Greenwich, CT 06830	AM Best: A+ XV Standard & Poors: A+

FIRST NAMED INSURED:	Brighthouse Funds Trust I and Brighthouse Funds Trust II
ADDRESS	One Financial Center, 21st floor Boston, MA 02111
POLICY PERIOD:	6/01/2020 to 6/01/2021 (12:01 AM at your Mailing Address above)

UNDERLYING:

Primary Layer
Primary Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Limit:	$10,000,000
Deductible:	$50,000

1st Excess Layer BINDING LAYER
Carrier:	Berkley Regional Insurance Company
Limit:	$10,000,000 excess of $10,000,000 plus deductible

Form Number	Form Title
BCR woe 01 01 15	Berkley Crime We Deliver Cover Page
BCR GOV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BAP 91 01 11 13	Manuscript Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

BERKLEY CRIME
BERKLEY PREMIUM:	$21,454
Commission:	15.00%

Installments:                                 Annual

Subjectivities:

none

General Comments:

none

TERMS AND CONDITIONS:

1. The premium(s) provided in this proposal is based on the submitted information received to date and is subject to change based upon receipt of the underwriting information requested in the Subjectivities section of this quote proposal.

2. It should not be construed that this document meets or exceeds all terms and conditions requested in the submission. Please review this document carefully.

3. We reserve the right to amend or rescind this document at any time if, upon underwriter review, the requested subjectivities are deemed to be unsatisfactory. Additionally, we reserve the right to amend or rescind this document at any time if the requested subjectivities have not been provided within the noted amount of time.

4. This document is based on the terms and conditions of the wordings and other endorsements as attached or available upon request.

5. This document is based upon the information provided by you. We reserve the right to amend or rescind this document at any time if there is any material change to the information provided.

SIGNED	DATED

June 16, 2020

Cheryl Yorio Underwriting Manager

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.

June 16, 2020

David Gordon

Aon Risk Insurance Services West, Inc.

425 Market St Ste 2800

San Francisco, CA 94105-2490

Re:	Brighthouse Funds Trust I and Brighthouse Funds Trust II

Policy# BFIV-45000438-25

Dear David,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue

Assistant Vice President, Chief Claims Officer

849 Fairmount Avenue, Suite 301

Towson, Maryland 21286

Phone (toll free): (866) 539-3995, Option 3

Fax (toll free): (866) 915-7879

E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Cheryl Yorio
Underwriting Manager
cyorio@berkleycrime.com

725 S Figueroa St, Suite 2200, Los Angeles, CA 90017 PH. 844.44.CRIME

PRODUCER David Gordon Aon Risk Insurance Services West, Inc. 425 Market St Ste 2800 San Francisco, CA 94105-2490 (415) 486-7243
Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45000438-25	PRIOR POLICY NUMBER	BFIV-45000438-24
NAMED INSURED	Brighthouse Funds Trust I and Brighthouse Funds Trust II

MAILING ADDRESS	One Financial Center, 21st floor
Boston, MA 02111

POLICY PERIOD	6/01/2020 to 6/01/2021
(12:01 AM. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)  would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

b)  for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$10,000,000 excess of $10,000,000 plus deductible

UNDERLYING COVERAGE:

Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Limit of Liability:	$10,000,000
Deductible:	$50,000
Policy Number:
Policy Period:	06/01/2020 to 06/01/2021

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WOe 01 01 15	Berkley Crime We Deliver Cover Page

BCR COV 01 08 18	Berkley Crime Cover Letter

BCR CGI XS 01 15	Excess Follow Form Certificate

BAP 90 00 11 13	Forms Index

BAP 91 01 11 13	Manuscript Endorsement

BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

BCR CGI XS 01 15	Page 1 of 2

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45000438-24 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF , Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman	W. Robert Berkley, Jr.
Director, Senior Vice President and Secretary	Director and President

BCR CGI XS 01 15	Page 2 of 2

POLICY NUMBER: BFIV-45000438-25	BAP 90 00 1113
NAMED INSURED: Brighthouse Funds Trust I and	ENDORSEMENT#:
Brighthouse Funds Trust II
EFFECTIVE DATE: 06/01/2020	EXPIRATION DATE: 06/01/2021
DATE OF ISSUANCE: 06/16/2020

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WOe 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BAP 91 01 11 13	Manuscript Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 1113	Page 1 of 1 ☐

POLICY NUMBER: BFIV-45000438-25	BAP 91 011113
NAMED INSURED: Brighthouse Funds Trust I and	ENDORSEMENT #:
Brighthouse Funds Trust II
EFFECTIVE DATE: 06/01/2020	EXPIRATION DATE: 06/01/2021
DATE OF ISSUANCE: 06/16/2020

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

MANUSCRIPT ENDORSEMENT

The limit of insurance afforded under this policy for Impersonation Fraud is $250,000 which applies excess of $250,000 (the underlying sublimit) plus the applicable deductible but only with regard to Impersonation Fraud Coverage.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 011113	Page 1 of 1 ☐

Berkley Crime

29 South Main Street, 3rd FL | West Hartford, CT 06107 | 844.44.CRIME

Berkleycrime.com

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of May 21, 2020 between Brighthouse Funds Trust I and Brighthouse Funds Trust II (the “Trusts”).

WHEREAS, the Trusts are named as insureds under a joint insured fidelity bond (the “Bond”) issued by National Union Fire Insurance Company (the “Insurer”);

WHEREAS, the Trusts desire to establish the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Trust sustaining such loss shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day first written above.

BRIGHTHOUSE FUNDS TRUST I

By:	/s/ Alan R. Otis
Name:	Alan R. Otis
Title:	Treasurer

BRIGHTHOUSE FUNDS TRUST II

By:	/s/ Alan R. Otis
Name:	Alan R. Otis
Title:	Treasurer

BRIGHTHOUSE FUNDS TRUST I

BRIGHTHOUSE FUNDS TRUST II

Assistant Secretary Certificate

The undersigned, Assistant Secretary of the Brighthouse Funds Trust I and Brighthouse Funds Trust II (the “Trusts”), the following hereby certifies that the following is a true copy of the form of resolutions adopted by the Boards of Trustees via Unanimous Written Consent on May 20-21, 2020:

RESOLVED, that the joint fidelity bond coverage for the period from June 1, 2020 to June 1, 2021 written by National Union Fire Insurance Company (lead) (the “Bond”), in the aggregate amount of $20 million covering among others, officers and employees of the Trusts in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) under the 1940 Act, is reasonable in form and amount, having given due consideration to, among other things, (i) the value of the aggregate assets of the Trusts to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the portfolios of the Trusts and (iv) the amount of the bond and the premium for such bond (v) the action of the Trusts in joining such joint fidelity bond, and (iii) the Trusts’ participation in such joint fidelity bond as being in the best interest of the Trusts; and it is

FURTHER RESOLVED, that the premium of $39,861 (plus taxes & fees) ($39,861 for $10 million primary bond and $21,454 for $10 million excess bond) for the Bond for the period from June 1, 2020 to June 1, 2021 is determined to be reasonable and is hereby approved in all respects; and it is

FURTHER RESOLVED, that the Trusts (on behalf of each of their portfolios) enter into an agreement with each other substantially in the form presented to the meeting pursuant to which, in the event recovery is received under the fidelity bond authorized by the immediately preceding votes as a result of the loss by two or more of the insureds under the Bond, each insured shall receive an equitable and proportionate share of such recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that the obtaining of said Bond is deemed by the Board of Trustees of the Trusts (all Trustees voting) and separately by a majority of the Trustees who are not “interested persons” of the Trusts as defined in the 1940 Act, to be reasonable as to amount, type and form and in the best interest of the Trusts and each Portfolio and it is hereby approved; and it is

FURTHER RESOLVED, that the Secretary of the Trusts shall file or cause to be filed the Bond and any appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1 of the 1940 Act concerning the Bond; and it is

FURTHER RESOLVED, that the form and content of the Agreement Among Joint Insureds, presented at this Meeting be and hereby are approved; and it is

FURTHER RESOLVED, that the appropriate officers of the Trusts be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.

IN WITNESS HEREOF, I hereunto set my hand as of this 11th day of August, 2020.

/s/ Michael P. Lawlor
Michael P. Lawlor
Assistant Secretary